UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report

Pursuant to Regulation A of the Securities Act of 1933

January 7, 2021

Date of Report: (Date of earliest event reported)

MASTERWORKS 005, LLC

(Exact name of issuer as specified in its charter)

Delaware	84-3294313
State of other jurisdiction of incorporation or 0rganization	(I.R.S. Employer Identification No.)

497 BROOME STREET, NEW YORK, NY 10013

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.io

(Issuer’s website)

Class A Ordinary Shares

(Class of Securities issued pursuant to Regulation A)

Item 4.01	Change in Issuer’s Certifying Accountant.

Dismissal of Independent Registered Public Accounting Firm

On January 7, 2020, Masterworks 005, LLC (the “Company”) dismissed Summit LLC (“Summit”) as the Company’s independent registered public accounting firm, which was approved by the board of managers of the Company. Such dismissal was due to the fact that the Company identified another audit firm that could perform the audit services on a more cost-effective basis.

The audit report of Summit on the balance sheet of the Company as of December 31, 2019 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the period from October 7, 2019 (inception) through December 31, 2020 and the subsequent interim period through the date of this Report, there were (i) no disagreements between the Company and Summit on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures which, if not resolved to Summit’s satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its report, and (ii) there were no “reportable events” as defined in Item 304(a)(1)(v) of Regulation S-K.

The Company provided Summit with a copy of the foregoing disclosures and requested it to furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether Summit agrees with the statements made by the Company in the foregoing disclosures. A copy of the letter has been filed as Exhibit 9.1 to this report.

Engagement of New Independent Registered Public Accounting Firm

On January 7, 2020, the Company engaged LitmanGerson Associates, LLP as the Company’s independent registered public accounting firm for the year ended December 31, 2020, which was approved by the board of managers of the Company.

During the period from October 7, 2019 (inception) through December 31, 2020 and the subsequent interim period through the date of this Report, neither the Company nor anyone on its behalf has consulted with LitmanGerson Associates, LLP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that LitmanGerson Associates, LLP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement” or a “reportable event,” as such terms are defined in Regulation S-K Item 304(a)(1)(iv) and (v), respectively.

EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description of Exhibit

9.1	Letter from Summit LLC to the Securities and Exchange Commission, dated January 8, 2020.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS 005, LLC

	By:	/s/ Joshua B. Goldstein
	Name:	Joshua B. Goldstein
	Title:	General Counsel

Date: January 8, 2021